DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT





INTERIM FINANCIAL REPORT

At 31 MARCH 2010

(UNAUDITED)

Table of contents

Income statement

For the quarter ended 31 March 2010 (unaudited) and 31 March 2009 (unaudited)

	Quarter to 31 March 2010 € million	Quarter to 31 March 2009 € million
Interest and similar income		
From Banking loans	**150**	191
From fixed-income debt securities and other interest	**19**	105
Interest expense and similar charges	**(28)**	(120)
Net interest income	**141**	**176**
Net fee and commission income	**4**	1
Net gains/(losses) from share investments at fair value through profit or loss	**74**	(214)
Net gains/(losses) from available-for-sale share investments	**2**	(159)
Net losses from Treasury investments	**-**	(2)
Net gains/(losses) from dealing activities at fair value through profit or loss	**13**	(12)
Fair value movement on non-qualifying and ineffective hedges	**(15)**	98
Provisions for impairment of Banking loan investments	**-**	(136)
Provisions for the impairment of Treasury loan investments	**5**	(6)
General administrative expenses	**(52)**	(50)
Depreciation and amortisation	**(6)**	(4)
Net profit/(loss) for the period	**166**	**(308)**
Transfers of net income approved by the Board of Governors	**-**	(135)
Net profit/(loss) after transfers of net income approved by the Board of Governors	**166**	**(443)**
Attributable to:		
Equity holders	**166**	**(443)**

Statement of comprehensive income

For the quarter ended 31 March 2010 (unaudited) and 31 March 2009 (unaudited)

	Quarter to 31 March 2010 € million	Quarter to 31 March 2009 € million
Net profit/(loss) after transfers of net income approved by the Board of Governors	**166**	(443)
Other comprehensive income/(expense)		
Available-for-sale financial assets	**315**	(171)
Cash flow hedges	**4**	15
Total comprehensive income/(expense)	**485**	(599)
Attributable to:		
Equity holders	**485**	(599)

Statement of financial position

At 31 March 2010 (unaudited) and 31 December 2009 (audited)

	€ million	31 March 2010 € million	€ million	31 December 2009 € million
Assets				
Placements with and advances to credit institutions	4,162		3,247	
Debt securities				
At fair value through profit or loss	237		222	
Available-for-sale	1,216		1,012	
Held-to-maturity	1,272		1,239	
	2,725		2,473	
Collateralised placements	1,230		1,171	
		8,117		6,891
Other financial assets				
Derivative financial instruments	2,806		2,538	
Other financial assets	915		483	
		3,721		3,021
Loan investments				
Treasury portfolio				
Loans	5,364		5,484	
Less: Provisions for impairment	(165)		(163)	
	5,199		5,321	
Banking portfolio				
Loans	13,646		13,125	
Less: Provisions for impairment	(748)		(719)	
	12,898		12,406	
		18,097		17,727
Share investments				
Banking portfolio				
Share investments at fair value through profit or loss	2,571		2,279	
Available-for-sale share investments	2,860		2,455	
	5,431		4,734	
Treasury portfolio				
Available-for-sale share investments	54		57	
		5,485		4,791
Intangible assets		51		53
Property, technology and office equipment		39		39
Paid-in capital receivable		18		17
Total assets		35,528		32,539
Liabilities				
Borrowings				
Amounts owed to credit institutions	2,119		2,129	
Debts evidenced by certificates	19,966		17,715	
		22,085		19,844
Other financial liabilities				
Derivative financial instruments	879		803	
Other financial liabilities	563		377	
		1,442		1,180
Total liabilities		23,527		21,024
Members' equity				
Subscribed capital	19,794		19,794	
Callable capital	(14,596)		(14,596)	
Paid-in capital		5,198		5,198
Reserves and retained earnings		6,803		6,317
Total members' equity		12,001		11,515
Total liabilities and members' equity		35,528		32,539

Statement of changes in equity for the quarter ended 31 March 2010 (unaudited) and 31 March 2009 (unaudited)

For the period ended 31 March 2010	Subscribed capital *€ million*	Callable capital *€ million*	Available-for-sale financial assets *€ million*	Cash flow hedges *€ million*	Retained earnings *€ million*	Total equity *€ million*
At 31 December 2008	19,794	(14,596)	495	(52)	6,109	11,750
Total comprehensive expense for the period	-	-	(171)	15	(443)	(599)
Internal tax for the period	-	-	-	-	1	1
At 31 March 2009	19,794	(14,596)	324	(37)	5,667	11,152
At 31 December 2009	19,794	(14,596)	1,130	(15)	5,202	11,515
Total comprehensive expense for the period	-	-	315	4	166	485
Internal tax for the period	-	-	-	-	1	1
At 31 March 2010	**19,794**	**(14,596)**	**1,445**	**(11)**	**5,369**	**12,001**

Statement of cash flows for the quarter ended 31 March 2010 (unaudited) and 31 March 2009 (unaudited)

	€ million	Period to 31 March 2010 € million	€ million	Period to 31 March 2009 € million
Cash flows from operating activities				
Net profit/(loss) for the period[1]	166		(443)	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	(1)		-	
Interest income	(169)		(296)	
Interest expense and similar charges	28		120	
Net deferral of fees and direct costs	22		15	
Internal taxation	1		1	
Realised gains on share investments and equity derivatives	(19)		-	
Unrealised (gains)/losses on share investments and equity derivatives at fair value through profit or loss	(67)		215	
Impairment losses on available-for-sale share investments	10		158	
Realised losses on available-for-sale Treasury assets	-		2	
Unrealised (losses)/gains on dealing securities	99		(30)	
Fair value movement on capital receivable and associated hedges	15		(98)	
Depreciation and amortisation	6		4	
Provisions for impairment of Treasury loan investments	-		6	
Gross provisions charge for Banking loan losses	-		136	
	91		(210)	
Interest income received	170		310	
Interest expense and similar charges paid	(11)		(129)	
(Increase)/decrease in operating assets:				
Prepaid expenses	(10)		-	
Fair value movement on net Treasury assets	272		56	
Proceeds from repayments of Banking loans	717		757	
Proceeds from prepayments of Banking loans	279		21	
Funds advanced for Banking loans	(1,061)		(986)	
Proceeds from sale of Banking share investments and equity derivatives	29		57	
Funds advanced for Banking share investments	(341)		(113)	
Net placements (to)/from credit institutions	(44)		1,058	
Increase/(decrease) in operating liabilities:				
Accrued expenses	(5)		(20)	
Net cash (used in)/from operating activities		86		801
Cash flows used in investing activities				
Proceeds from repayments of Treasury loans	243		-	
Proceeds from sale of available-for-sale debt securities	58		947	
Purchases of available-for-sale debt securities	(213)		(812)	
Proceeds from the redemption of held-to-maturity debt securities	806		-	
Purchases of held-to-maturity debt securities	(771)		-	
Proceeds from sale of securities held at fair value through profit or loss	173		-	
Purchases of debt securities held at fair value through profit or loss	(172)		-	
Purchase of intangible assets, property, technology and office equipment	(4)		(5)	
Net cash from investing activities		120		130
Cash flows from financing activities				
Capital received	(1)		2	
Issue of debts evidenced by certificates	3,313		3,257	
Redemption of debts evidenced by certificates	(2,578)		(3,004)	
Net cash from financing activities		734		255
Net increase in cash and cash equivalents		940		1,186
Cash and cash equivalents at beginning of the period		1,103		434
Cash and cash equivalents at 31 March		2,043		1,620

Cash and cash equivalents comprise the following amounts maturing within three months	**31 March 2010 € million**	**31 March 2009 € million**
Placements with and advances to credit institutions	4,162	3,430
Collateralised placements	-	-
Amounts owed to credit institutions	(2,119)	(1,811)
Cash and cash equivalents at 31 March	2,043	1,620

[1] Operating profit includes dividends of €0.05 million received for the period to 31 March 2010 (31 March 2009: €0.5 million).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 March 2010 the Bank's shareholders comprised 61 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of AFS financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules. The financial statements have been prepared on a going concern basis.

ii Financial statement presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2009. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2009. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2010.

3. Loan investments

	2010 Sovereign loans € million	2010 Non-sovereign loans € million	2010 Total loans € million	2009 Sovereign loans € million	2009 Non-sovereign loans € million	2009 Total loans € million
Operating assets						
At 1 January	**2,264**	**10,861**	**13,125**	2,068	8,862	10,930
Movement in fair value revaluation[1]	**-**	**6**	**6**	-	-	-
Disbursements	**51**	**1,010**	**1,061**	93	893	986
Repayments and prepayments	**(61)**	**(935)**	**(996)**	(61)	(717)	(778)
Foreign exchange movements	**60**	**409**	**469**	57	149	206
Movement in net deferral of front end fees and related direct costs	**(2)**	**(12)**	**(14)**	(3)	(12)	(15)
Written off	**-**	**(5)**	**(5)**	-	-	-
At 31 March	**2,312**	**11,334**	**13,646**	2,154	9,175	11,329
Impairment at 31 March	**(12)**	**(736)**	**(748)**	(6)	(362)	(368)
Total operating assets net of impairment at 31 March	**2,300**	**10,598**	**12,898**	2,148	8,813	10,961

[1] The movement in fair value revaluation relates to those fixed rate loans that form part of a qualifying hedge relationship with a derivative position and as such are re-measured to fair value in respect of interest rate risk.

At 31 March 2010 the Bank categorised 41 loans as impaired, totalling €338 million (31 December 2009: 34 loans totalling €305 million; 31 March 2009: 25 loans totalling €197 million). Specific provisions on these assets amounted to €233 million (31 December 2009: €216 million; 31 March 2009: €103 million).

4. Share investments

	Fair value through profit or loss unlisted share investments	Fair value through profit or loss listed share investments	**Fair value through profit or loss total share investments**	Available-for-sale unlisted share investments	Available-for-sale listed share investments	**Available-for-sale total share investments**	**Total share investments**
	€ million	€ million	**€ million**	€ million	€ million	**€ million**	**€ million**
Outstanding disbursements							
At 31 December 2008	1,452	268	1,720	1,223	966	2,189	3,909
Transfer between classes	-	-	-	(4)	4	-	-
Disbursements	36	-	36	28	-	28	64
Disposals	(1)	-	(1)	(5)	-	(5)	(6)
Written off	(1)	-	(1)	(1)	-	(1)	(2)
At 31 March 2009	1,486	268	1,754	1,241	970	2,211	3,965
At 31 December 2009	**1,875**	**279**	**2,154**	**1,382**	**984**	**2,366**	**4,520**
Disbursements	**220**	-	**220**	**119**	**2**	**121**	**341**
Disposals	**(3)**	-	**(3)**	-	**(7)**	**(7)**	**(10)**
At 31 March 2010	**2,092**	**279**	**2,371**	**1,501**	**979**	**2,480**	**4,851**
Fair value adjustment							
At 31 December 2008	534	56	590	115	(250)	(135)	455
Transfer between classes	-	-	-	(1)	1	-	-
Movement in fair value revaluation	(132)	(78)	(210)	(66)	(99)	(165)	(375)
Impairment of available-for-sale share investments	-	-	-	(22)	(136)	(158)	(158)
At 31 March 2009	402	(22)	380	26	(484)	(458)	(78)
At 31 December 2009	**28**	**97**	**125**	**(57)**	**146**	**89**	**214**
Movement in fair value revaluation	**42**	**33**	**75**	**80**	**221**	**301**	**376**
Impairment of available-for-sale share investments	-	-	-	**(10)**	-	**(10)**	**(10)**
At 31 March 2010	**70**	**130**	**200**	**13**	**367**	**380**	**580**
Fair value at 31 March 2010	**2,162**	**409**	**2,571**	**1,514**	**1,346**	**2,860**	**5,431**
Fair value at 31 March 2009	1,888	246	2,134	1,267	486	1,753	3,887

At 31 March 2010 the Bank categorised 51 available-for-sale share investments as impaired, with outstanding disbursements totalling €1.0 billion (31 December 2009: 46 available-for-sale share investments totalling €982 million; 31 March 2009: 31 available-for-sale share investments totalling €870 million).

5. Primary segment analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

	Quarter to 31 March 2010			Quarter to 31 March 2009		
	Banking € million	**Treasury € million**	**Aggregated € million**	Banking € million	Treasury € million	Aggregated € million
Interest income	150	19	169	191	105	296
Other income	80	13	93	(372)	(14)	(386)
Total segment (expense)/revenue	230	32	262	(181)	91	(90)
Less interest expense and similar charges	(48)	(2)	(50)	(143)	(98)	(241)
Allocation of the return on capital	19	3	22	109	12	121
Fair value movement on non-qualifying hedges	6	(21)	(15)	-	98	98
Less general administrative expenses	(48)	(4)	(52)	(47)	(3)	(50)
Less depreciation and amortisation	(6)	-	(6)	(4)	-	(4)
Segment result before provisions	153	8	161	(266)	100	(166)
Provision for impairment of loan investments	-	5	5	(136)	(6)	(142)
Net profit/(loss) for the period	153	13	166	(402)	94	(308)
Transfers of net income approved by the Board of Governors			-			(135)
Net profit/(loss) after transfers approved by the Board of Governors			166			(443)
Segment assets	18,849	16,661	35,510	15,464	17,123	32,587
Paid-in capital receivable			18			45
Total assets			35,528			32,632
Segment liabilities						
Total liabilities	202	23,325	23,527	110	21,370	21,480
Capital expenditure	4	-	4	5	-	5

Interest expenses and similar charges and the allocation of the return on capital total €28 million (Q1 2009: €120 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.